UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Titan Trading Analytics Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
887902104
(CUSIP Number)
Michael Gossland Suite 200 – 675 W. Hastings Street Vancouver, British Columbia Canada V6B 1N2 (604) 681-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Gossland
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

1,440,593

	8	SHARED VOTING POWER

17,000

	9	SOLE DISPOSITIVE POWER

1,440,593

	10	SHARED DISPOSITIVE POWER 17,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,457,593
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.54%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 887902104	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at Suite 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada.

Item 2.  Identity and Background.

(a)

Michael Gossland

(b)

5449 Kenwill Drive, Nanaimo, British Columbia, V9T 5Z6, Canada

(c)

Secretary and Chief Technology Officer; Titan Trading Analytics Inc.; software company; Suite 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada

(d)

Mr. Gossland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Gossland has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canadian

Item 3.  Source and Amount of Funds or Other Consideration.

On February 16, 2005, Mr. Gossland was granted 410,593 options to acquire common stock.

On March 1, 2005, Mr. Gossland was granted 180,000 options to acquire common stock.

Item 4.  Purpose of Transaction.

In private transactions, Mr. Gossland was granted 590,593 options to acquire common shares. These stock options that were granted to Mr. Gossland by the Issuer are as a result of his position with the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. Gossland is the beneficial owner of 1,457,593 common shares, or 7.54% of the Issuer’s outstanding common shares as of March 1, 2005, which includes (i) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22,2008; (ii) 410,593 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010; (iii)

CUSIP No. 887902104	13D	Page 4 of 5 Pages

180,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010; (iv) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006; and (v) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 1,440,593 common shares, which includes 1,090,593 common shares issuable pursuant to stock options under the Issuer’s stock option plan and 150,000 common shares issuable upon the exercise of warrants.

(ii)

Shared power to vote or to direct the vote of 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney.

.(iii)

Sole power to dispose or to direct the disposition of 1,440,593 common shares, which includes 1,090,593 common shares issuable pursuant to stock options under the Issuer’s stock option plan and  150,000 common shares issuable upon the exercise of warrants.

(iv)

Shared power to dispose or to direct the disposition of 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney.

(c)

Except as described in Item 3 above, Mr. Gossland did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Gossland may acquire 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008. Mr. Gossland may acquire 410,593 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16,

CUSIP No. 887902104	13D	Page 5 of 5 Pages

2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010. Mr. Gossland may acquire 180,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010. Mr. Gossland may acquire 150,000 common shares of the Issuer underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

March 4, 2005

/s/ Michael Gossland Michael Gossland